UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number 001-39885

VERSUS SYSTEMS INC.
(Translation of registrant’s name into English)

1558 West Hastings Street

Vancouver BC V6G 3J4 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On September 30, 2021, Versus Systems Inc. issued a press release titled: "Canadian Football League’s Edmonton Elks Bring the Tim Hortons Shuffle To In-Stadium Fans via Versus Systems." A copy of this press release is furnished herewith as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated September 30, 2021 titled: "Canadian Football League's Edmonton Elks Bring the Tim Hortons Shuffle To In-Stadium Fans via Versus Systems."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSUS SYSTEMS INC.

Date: September 30, 2021	By:	/s/ Matthew Pierce
Matthew Pierce
Chief Executive Officer

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